August 13, 2012

VIA-Email

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.

Confidential Draft Amendment No. 1 to Registration Statement on Form S-1

Submitted July 17, 2012

CIK No. 0001549966

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated July 31, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to amendment number 1 to the confidential draft registration statement on Form S-1. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with amendment number 2 to the confidential draft registration statement on Form S-1 (the “Registration Statement”). Please note that all page number references correspond to the clean version of Registration Statement.

Prospectus Summary, page 1

Our Company, page 1

1.	We note that 98% of your AUM is from client relationships. Please disclose what the other 2% of AUM is from.

Response: The Company respectfully submits that 100% of the Company’s AUM is derived from client relationships. The sentence noted by the Staff on page 1 of the Registration Statement describes the average size of the 375 client relationships of the total client accounts of the Company, which make up 98% of the Company’s AUM. The remaining 2% of the Company’s AUM are also client relationships, but are much smaller accounts, with less monetary value, that are not representative of the typical client relationship account of the Company. For this reason, this disclosure would not be helpful to investors who want to know the average size of most of the Company’s accounts. The Company has revised its disclosure on pages 1 and 90 of the Registration Statement to clarify this description.

SILVERCREST ASSET MANAGEMENT GROUP INC.

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 — (212) 649-0600

WWW.SILVERCRESTGROUP.COM

2.	We note your disclosure that 95% of AUM is held for individual clients and 5% of AUM is held for institutional clients. On page 17, you state that $1 billion, or 9%, of AUM is from private partnerships. Please revise your disclosures to clarify this potential inconsistency.

Response: The Company respectfully submits that it does not believe there is an inconsistency in the disclosure. The statement on page 2 of the Registration Statement describes the percentage of the Company’s clients who are individuals (95%) versus those that are institutions (5%). The statement now on page 15 of the Registration Statement noted by the Staff above describes the type of securities in which the Company’s AUM is invested — i.e. private partnerships. The Company has revised the disclosure on page 15 of the Registration Statement to make clear that the reference to private partnerships relates to the type of securities in which the Company’s AUM is invested, not to the source of the Company’s AUM.

3.	We note your response and revised disclosure in response to comment 18 in our letter dated June 8, 2012. Please quantify the amount of asset growth that is due to market appreciation of assets under management and the amount due to the acquisition of new client assets.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 91 of the Registration Statement to clarify that between the Company’s founding in 2002 and March 31, 2012, the assets it manages have grown to $11.1 billion.

Our Structure and Reorganization, page 5

4.	Please include the ownership interest percentages for:

•	The Principals and the Public Stockholders in Silvercrest Asset Management Group Inc.

•

the Principals and Silvercrest Asset Management Group Inc. in Silvercrest L.P. on the face of the organization chart. To the extent that the economic interest and voting interest differ, please provide the percentage interest for each. Please also provide similar disclosure for both organizational charts presented in The Reorganization and Our Holding Company Structure section beginning on page 37.

Response: At this time, the Company has not determined the expected number of shares of Class A common stock that it plans to issue in the offering and thus cannot determine the ownership interests requested to be disclosed above. The Company confirms that it will provide the ownership interest percentages for (i) the Principals and Public Stockholders in the Company and (ii) the Principals and the Company in Silvercrest L.P. on the face of the organizational chart when it determines the size of the offering and has included a space for this disclosure on pages 6 and 39 of the Registration Statement. The Company respectfully submits that there is no difference in the economic interest and voting interest at Silvercrest L.P. With respect to the Company, the voting interest and economic interest differs. The economic and voting interests in the Company are specifically disclosed in the charts on pages 6 and 39 of the Registration Statement.

The Offering, page 9

5.	We note the disclosures you provided for the tax receivable agreement in response to comment 13 in our letter dated June 8, 2012. Please provide investors with a cross reference to the more detailed discussion of the tax receivable agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Registration Statement to include the requested cross-reference.

The Reorganization and Holding Company Structure, page 37

6.	We note your response and revised disclosure in response to comment 23 in our letter dated June 8, 2012. Please revise the graphical presentation of your current organizational structure to include Silvercrest Asset Management Group Inc.

Response: Currently, the Company is a shell company that has 10 shares issued to one investor, G. Moffett Cochran. The Company does not have, and will not have prior to the reorganization which is described in the Registration Statement, any ownership interest in Silvercrest L.P. or any of its subsidiaries. Thus, given that the graphical presentation demonstrates the organizational structure prior to the reorganization and the Company has no ownership interest or affiliation to Silvercrest L.P. or any of its subsidiaries, the Company believes that it should not be included in the organizational structure chart.

7.	We note your responses to comments 26 and 27 in our letter dated June 8, 2012. Please revise your disclosures to explain what is expected to occur with the current ownership interest in Silvercrest GP LLC held by the Third Party Investors. In this regard, it is unclear why the Third Party Investors are not also reflected as holding a portion of Silvercrest L.P.’s Class B Units and Silvercrest Asset Management Group Inc.’s Class B Common Stock similar to the Principals subsequent to the reorganization based on your current disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 38 of the Registration Statement to clarify that all units held by Third Party Investors will be purchased by the Company with the net proceeds of the offering. These Third Party Investors will therefore no longer hold any portion of Silvercrest L.P.’s Class B units (the “Class B Units”) and the Company’s Class B common stock similar to Principals subsequent to the reorganization.

8.	Please provide disclosures that fully explain how Silvercrest Asset Management Group Inc. will acquire interests in Silvercrest L.P. For example, clarify whether Silvercrest Asset Management Group Inc. will acquire interests directly from all or certain of the Principals and/or all or certain of the Third Party Investors. To the extent that the interests in Silvercrest L.P. will not be acquired pro rata from all of the current owners, please explain the process for determining which interests will be acquired by Silvercrest Asset Management Group Inc.

Response: As noted in the Company’s response to comment number 7, the Company has revised its disclosure on pages 5 and 38 of the Registration Statement to clarify that a later determined amount of Class B units will be purchased from the Principals, and all units held by Third Party Investors and a portion of the units held by Principals will be purchased by the Company with the net proceeds of the offering. The Company has not yet determined the amount of Class B units that will be purchased from the Principals or how that amount will be allocated, but will disclose this to the Staff with sufficient time to review.

9.	We note your response to comment 28 in our letter dated June 8, 2012. We agree that the public shareholders will be diluted regardless if the compensation committee of your board of directors determines an equity award will be granted in Class B units of Silvercrest L.P. or in Class A common stock of Silvercrest Asset Management Group Inc. However, it would appear that disclosure should be provided that the same does not hold true for the Principals that directly hold their ownership interests in Silvercrest L.P. It would appear that the Principals’ ownership interest will be diluted if the equity grants are issued in Class B units but not if the grants are issued in Class A common stock Please revise your disclosure to clearly communicate the impact of the compensation committee’s decision regarding the underlying equity instrument to be issued.

Response: The Company respectfully submits that the Principals’ ownership interest will be diluted regardless of whether Class B units of Silvercrest L.P. or Class A common stock of the Company are issued pursuant to the 2012 Equity Incentive Plan for the same reasons that public stockholders are diluted regardless of the type of issuance. Whenever a share of Class A common stock is issued by the Company, the limited partnership agreement of Silvercrest L.P. provides that a Class A unit will be issued to the Company by Silvercrest L.P. for the same consideration as that paid to the Company for the share of Class A common stock. The result is such that the number of shares of Class A common stock outstanding will at all times equal the number of Class A units outstanding. Because all distributions of profits by Silvercrest L.P. are based on the number of units held in Silvercrest L.P., the Principals’ ownership interest will be diluted pro rata by an issuance by the Company of a share of Class A common stock through the simultaneous issuance by Silvercrest L.P. of a Class A unit. Thus, the Company does not believe that any additional disclosure is required in the Registration Statement.

Use of Proceeds, page 48

10.	We note your response to comment 30 in our letter dated June 8, 2012. We are unable, however, to locate the revised disclosure referenced at the end of your response with respect to the payment of par value for the Class B units. Please advise or revise.

Response: The Company respectfully submits that no proceeds from the offering will be used to pay the par value of any Class B units. As discussed on page 48 of the Registration Statement, the Company will use net proceeds to purchase a number of Class B units from existing partners that has yet to be determined. The purchase price for these Class B units will be the same public offering price of the Company’s Class A common stock in the offering, less the amount of offering expenses incurred by the Company on a per share basis described in the Registration Statement. Thus, no Class B units will be purchased for par value in connection with the offering. As discussed in the fourth paragraph on page 38 of the Registration Statement, in connection with the reorganization, each of the Company’s existing partners will be granted a share of Class B common stock of the Company for each Class B unit held by such existing partner on the date of the reorganization. Each existing partner will pay to the Company consideration equal to the par value of a share of Class B common stock for each share of Class B common stock issued, to such existing partner. Thus, the Company does not believe that any additional disclosure is necessary.

Dividend Policy, page 49

11.	Please revise your disclosure of the amount of distributions made to the partners for each of the last five fiscal years to consistently order numerical data through the Form S-1. Please refer to SAB Topic 11:E for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 57

12.	We note your responses to comments 43 and 78 in our letter dated June 8, 2012. Please confirm to us that when assessing the need to provide pro forma earnings per share in accordance with SAB Topic 1:B.3. in your pro forma financial statements and alongside your historical consolidated statements of operations for the most recently completed fiscal year and subsequent interim period, that you will compare the distribution to fiscal year 2011’s earnings.

Response: In response to the Staff’s comment, the Company confirms that when assessing the need to provide pro forma earnings per share in accordance with SAB Topic 1:B:3 in its pro forma financial statements and alongside its historical consolidated statements of operations for the most recently completed fiscal year and subsequent interim period, that the Company will compare the distribution to fiscal year 2011’s earnings.

13.	Please confirm that you will provide in the pro forma balance sheet an accrual for the distribution to be made in connection with the offering and reorganization. Please also confirm that you will provide a pro forma balance sheet alongside your most recently presented historical consolidated balance sheet that reflects the distribution accrual without giving effect to the offering proceeds. Please refer to SAB Topic 1:B.3. for guidance.

Response: In response to the Staff’s comment, the Company confirms that it will provide in its pro forma statement of financial condition an accrual for the distribution to be made in connection with the offering and reorganization. The Company also confirms that it will provide a pro forma statement of financial condition alongside its most recently presented historical statement of financial condition that reflects the distribution accrual without giving effect to the offering proceeds.

14.	Please provide footnote 1, as referenced next to the column title, Business Acquisition.

Response: In response to the Staff’s comment, the Company has revised footnote (1) on each of pages 58, 59 and 60 to include the title “Business Acquisition”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Operating Results, page 73

15.	We note your response to comment 46 in our letter dated June 8, 2012. It remains unclear how you determined that providing a rollforward of AUM separately for discretionary assets and non-discretionary assets is not useful information to investors to better understanding the management and advisory fees recognized. In this regard, we note your disclosure that the revenue recognized for the discretionary assets you manage is based on the AUM, whereas, the revenue recognized for non-discretionary assets is generally a fixed fee or based on another measure. As such, we continue to request that you provide a rollforward of your AUM for your discretionary assets, non-discretionary assets and in total for each period presented.

Response: The Company respectfully submits that it does not believe that a breakdown of the rollforward of the Company’s AUM based on discretionary assets and non-discretionary assets is useful information to a potential investor in analyzing the Company’s business for the reasons outlined below. As previously explained in the Company’s response to question number 46 in the Staff’s prior comment letter, non-discretionary AUM represent assets that the Company monitors and for which the Company provides reporting, but over which the Company does not have investment discretion. Non-discretionary assets may include non-marketable assets such as real estate and privately held securities. Thus, the value of these assets is not nearly as dynamic as the Company’s discretionary AUM. In addition, the effective fee rate for non-discretionary assets averages six basis points and the Company’s compensation arrangement for non-discretionary assets can either be based on the value of the assets, or an agreed-upon fixed annual or hourly fee. Because the Company’s non-discretionary AUM represent an immaterial portion of its revenue, the Company believes separating out the rollforward of the Company’s AUM for discretionary and non-discretionary assets would distract an investor in its review of the Company’s business rather than focus the investor on the material information and the overall picture of the business and operations of the Company. In addition, the Company notes that footnote (4) to the table on page 75 of the Registration Statement provides the discretionary and non-discretionary AUM for each of the periods presented.

16.	In light of the materially differing fee rates for separately managed accounts, proprietary funds and sub-advised funds, please disclose the amount of AUM for separately managed accounts, proprietary funds and sub-advised funds for each period end presented along with the amount of fees recognized and average AUM for each period presented. Please refer to the disclosures provided on page 14 of your original Form S-1 confidential submission, which indicates that for fiscal year 2011, the average fee rate for your separately managed accounts was approximately 0.53%, for your proprietary funds was approximately 0.46%, and for your sub-advised funds was approximately 0.9%. Otherwise, please revise your disclosures to provide investors with a comprehensive understanding as to why such information is not relevant in understanding revenues recognized for each period presented and provide as with the requested information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Registration Statement to provide a breakdown of the Company’s AUM as of March 31, 2012 between separately managed accounts and its funds. Please note that the Company has not separately disclosed the amount of its AUM in its proprietary funds and sub-advised funds because the disclosures surrounding revenue, fees and its fund business is not described along these lines in the Registration Statement.

17.	Please expand upon your disclosure of the average management fee rate for fiscal years 2011 and 2010 to disclose the average management fee rate for fiscal year 2009 and the two interim periods presented. Please quantify the impact the change in average management fee rate had on your total revenues. Please also provide investors with a qualitative discussion of the material factors that resulted in changes in the average management fee rate for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement to include the average management fee rate for fiscal year 2009 and the two interim periods presented. The average management fee rate is contingent upon the mix of investments that comprise the Company’s AUM. This mix ultimately drives the Company’s revenue and the revised disclosure on pages 76 and 77 of the Registration Statement includes a qualitative discussion of the effect of components of AUM on revenue. Furthermore, the Company respectfully directs the Staff to the last two paragraphs in the section entitled “Revenue Recognition” on page 86 of the Registration Statement which provides a quantitative analysis of the impact of the change in average AUM on revenues and average fee rate. The Company has also revised the disclosure on page 71 of the Registration Statement to provide investors with a qualitative discussion of the material factor that resulted in changes in the average management fee rate for each period presented.

18.	We note your response to comment 47 in our letter dated June 8, 2012. Please address each of the following:

•	Please include a footnote to your AUM rollforwards to explain what you are netting against new account inflows.

•

Please include a footnote to your AUM rollforwards to explain why you are presenting client cash flows on a net basis rather than on a gross basis, as described in your response letter. Please also explain why there are no periodic distributions to investors (i.e., for realization events from the sale of investments).

•

Please include a footnote to your AUM rollforwards to confirm that none of your AUM was negatively impacted by market depreciation. Otherwise, please disclose market appreciation and market depreciation on a gross basis in your rollforward. This disclosure will provide investors with a better understanding about how your investment decisions are faring, which would appear to be relevant information for your investors.

Response: In response to the Staff’s comment in the first two bullets, the Company has revised the disclosure on page 75 of the Registration Statement. With respect to the second bullet, any flows related to client funds that comprise their accounts are reflected in new account flows, closed account flows and net client cash flows. Clients do not hold investments in the Company, therefore, contributions from investors and distributions to investors (i.e., for realization events) are not applicable.

In response to the Staff’s comment in the third bullet, the Company is not able to track market appreciation and depreciation over the periods presented in a manner that would be meaningful to investors. The AUM rollforward disclosed in the Registration Statement presents the change in the Company’s AUM over a set period. Whereas, the value of the Company’s AUM appreciates and/or depreciates on a daily basis based on the market. Thus, the Company believes that including market appreciation/depreciation on a net basis is more meaningful disclosure to provide a clear understanding to investors of the Company’s revenues derived from its AUM over the period presented.

In addition, the Company believes that the most meaningful disclosure with respect to how client assets have performed in the market is the disclosure regarding the Company’s performance and AUM growth on pages 91, 92 and 100 of the Registration Statement. As noted on page 100 of the Registration Statement, the Company’s equity and fixed income management strategies are benchmarked against the rigors of the CFA Institute’s Global Investment Performance Standards, which requires annual independent audits and represents the highest institutional standard for investment performance measurement. These results are formally reported to the Company’s clients quarterly. The Company has revised its disclosure on page 75 of the Registration Statement to cross reference market appreciation and depreciation included in the AUM table with investment strategy performance information disclosed elsewhere in the Registration Statement.

19.

We note your response to comment 50 in our letter dated June 8, 2012, in which you state that you revised your disclosures to “provide a more complete analysis of its management fees, assets under management and the components that have impacted its assets under management during each of the periods presented.” However, there is little to no change in your discussion and analysis of revenues and assets under management for the three fiscal years presented, and the analysis for the interim period provides the same limited discussion as the fiscal years analysis. As previously requested, please include a more detailed analysis of AUM and the components that have impacted AUM during each of the periods presented. To the extent that there were material contributions, clearly disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. If there have been material redemption requests subsequent to the most recent balance sheet date, please disclose the amount of the redemptions and an explanation. Please provide investors with a meaningful understanding of the factors impacting the market performance of AUM. In this regard, please describe the underlying types of investments and overall strategies that are materially impacting the gross market performance. To the extent necessary to provide investors with a sufficient understanding of the performance of the AUM you manage for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 76 and 77 of the Registration Statement. In addition, the Company respectfully directs the Staff to the disclosure on pages 71 and 72 of the Registration Statement which discusses factors that affect fluctuations in the Company’s AUM.

Liquidity and Capital Resources, page 79

20.	We note your response to comment 31 in our letter dated June 8, 2012. Please disclose how you intend to fund the distribution that you may make to your current owners for undistributed earnings generated prior to the offering, as you note that you do not intend to use the offering proceeds for this distribution. Please also disclose the amount of the distribution once the amount has been determined.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Registration Statement to provide that it intends to fund the distribution that it will make to its current owners for undistributed earnings generated prior to the offering out of its operating cash flow at the time of the distribution. At such time as the amount of the distribution is determined, the Company will disclose the amount of the distribution in a future amended registration statement.

21.	Please expand your disclosures regarding the tax receivable agreement to disclose the range of the future payments you expect to pay under the agreement; the anticipated timing of the payments (e.g., payments will be made two months after we file an income tax return in which the tax benefits that are part of the agreement are utilized); how you intend to fund the required payments; and how you intend to account for this agreement in your consolidated financial statements.

Response: In response to the Staff’s comment, the Company does not have the necessary information at this time to disclose the range of future payments pursuant to the tax receivable agreement. The range of future payments is dependent upon the number of Class B Units in Silvercrest L.P. which will be outstanding after the offering. At this time, the Company has not determined the number of Class B Units which will be redeemed with offering proceeds. Until that determination is made, the Company will be unable to disclose the range of future payments pursuant to the tax receivable agreement. The Company directs the Staff to the disclosure on page 82 of the Registration Statement which includes a place holder for the range of payments to be included. The Company confirms that it will include this range of potential payments when it determines the number of Class B Units that it will redeem with offering proceeds. In addition, the Company has revised the disclosure on page 81 of the Registration Statement to disclose how it intends to fund the required payments and account for the tax receivable agreement in its consolidated financial statements.

Risk Considerations in our Compensation Program, page 115

22.	We note your response to comment 71 in our letter dated June 8, 2012. Please include a summary of your response in the filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Registration Statement.

Index to Financial Statements, page F-1

Silvercrest L.P.

Consolidated Statements of Cash Flows, page F-10

23.	We note your response to comment 89 in our letter dated June 8, 2012. Please provide us with your analysis of the guidance in ASC 230-10-45 regarding your determination that the contingent consideration payments made for the acquisition completed prior to January 1, 2009, and accounted for in accordance with SFAS 141 are to be classified as a financing activity. In this regard, we note that the contingent consideration was not recognized as a liability at the acquisition date and that the payment results in the recognition of an asset (i.e., goodwill).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and 83, F-10, F-11 and F-36 of the Registration Statement to reclassify contingent consideration payments made in connection with the acquisition completed prior to January 1, 2009 and accounted for such payments in accordance with SFAS 141 as an investing activity instead of a financing activity.

1. Organization and Business, page F-12

24.	Please revise your disclosure to clarify that each member’s voting interests remaining the same for each of the members prior to and after the reorganization transactions in addition to the ownership interests.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-12 and F-39 of the Registration Statement to clarify that each member’s voting interests remained the same for each of the members prior to and after the reorganization transactions in addition to the ownership interests.

2. Summary of Significant Accounting Policies, page F-12

Business Combinations, page F-14

25.	We note the additional disclosures you provided in response to comment 82 in our letter dated June 8, 2012. Please expand upon this disclosure to state your policy for the classification of contingent consideration payments that exceed the acquisition date fair value of the contingent consideration in the cash flow statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-14 and F-41 of the Registration Statement to expand the disclosure of its policy for the classification of contingent consideration payments that exceed acquisition date fair value of the contingent consideration in the cash flow statement.

Partner Distributions, page F-15

26.	We note the revised disclosures you provided in response to comment 83 in our letter dated June 8, 2012, along with your response. Please provide us with a more comprehensive analysis that the partner incentive payments represent equity distributions rather than compensation expense. We note that you considered portions of Views B and Views C from the Emerging Issues Task Force Agenda Committee Report from October 15, 2007, which was updated on November 29, 2007, as there is no authoritative literature directly on point. However, these are only two of the views presented. Please provide us with your consideration of View A. In this regard, we note your statement, “[t]he partners who most significantly contribute to Silvercrest L.P.’s earnings are rewarded for their efforts th[r]ough these discretionary incentive allocations.” Further, while we understand that the employee partners receive salaries that are compensation expense, it is also customary for employees to receive bonuses and other incentive/merit-based compensation based on the employee’s performance. Please also provide us with your consideration of the guidance in EITF 95-8 (ASC 810-10-55-24 - 55-26), as referenced in View C as containing factors that may be useful in determining whether incentive payments are equity distributions or compensation expense. Finally, please tell us the amount of partner incentive allocations recognized for each period presented.

Response: In response to the Staffs comment, the Company did also consider View A: Payments to IDR holders in MLP’s represent compensation expense and the guidance in EITF 95-8 (ASC 840-10-55-24 - 55-26). View A proponents believe that payments to the IDR holders are essentially performance based pay to the general partner for services provided to the partnership and that there is no fundamental difference between the substance of such an arrangement and a profit-sharing plan. As indicated in the Company’s response to the Staff’s previous comment, all of the Company’s employee partners receive a salary that compensates them for their services, which is recorded as compensation expense. In addition, in the absence of specific authoritative guidance with respect to incentive distributions to limited partners, the Company has historically treated incentive allocations as distributions, as stipulated in its partnership agreement.

Upon completion of the reorganization and this offering, the Company will account for partner incentive allocations as compensation expense in its consolidated statement of operations. The Company will include an adjustment to reflect incentive allocations as compensation expense in its pro forma consolidated financial information when the information related to the Company’s reorganization and offering is available. Accordingly, the Company has revised its disclosure on pages 60, 61, 67, 68 and 72 of the Registration Statement.

Partner incentive allocations were $5,073, $2,691 and $7,171 for the years ended December 31, 2011, 2010 and 2009, respectively, as disclosed in Note 12 to the Consolidated Financial Statements.

11. Commitments and Contingencies, page F-24

Partners’ Interests and Options Granted, page F-25

27.	Please disclose the ownership interest Vulcan acquired from certain former investor members of SAMG LLC in April 2007.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Registration Statement to disclose the ownership interest Vulcan acquired from certain former investor members of SAMG LLC in April 2007.

17. Equity-Based Compensation, page F-29

28.	Please provide the disclosures required by ASC 718-10-50-2. d. for each period presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-30 and F-55 of the Registration Statement to expand upon its disclosures required by ASC 718-10-50-2.d for each period presented.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call me at (212) 649-0623 or Christina E. Melendi at (212) 705-7814.

Sincerely,

David J. Campbell
General Counsel

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)